Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
August 15, 2011
VIA EDGAR
Mr. Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Oppenheimer Holdings Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed August 11, 2011 File No. 333-174933
Dear Mr. McTiernan:
On behalf of our client, Oppenheimer Holdings Inc., a Delaware corporation (the “Company”), set forth below is a response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated August 12, 2011 regarding the above-referenced registration statement, filed by the Company on August 11, 2011. To facilitate your review, we have reproduced the text of the Staff’s Comment in italics below.
General
1.	You have received a letter dated August 4, 2011 containing comments on your Form 10-K for the fiscal year ended December 31, 2010. Please note that we will be unable to declare this registration statement effective until we have completed our review of your Form 10-K.

The Company duly notes the Staff’s Comment and advises the Staff that it has withdrawn its acceleration request letter and plans to re-file such request letter once all comments on its Form 10-K for the fiscal year ended December 31, 2010, received in the letter dated August 4, 2011 (the “10-K Comment Letter”) have been resolved. The Company advises the Staff that it submitted a response to the 10-K Comment Letter on August 15, 2011.
     Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.

Michael McTiernan
Securities and Exchange Commission
August 15, 2011

Sincerely,
/s/ Richard B. Aftanas
Richard B. Aftanas, Esq.

cc:	Dennis P. McNamara, Esq. General Counsel, Oppenheimer Holdings Inc. Duc Dang, Esq. Securities and Exchange Commission